

January 21, 2015

Via E-mail
Michael G. Barrett
President and Chief Executive Officer
Millennial Media, Inc.
2400 Boston Street, Suite 201
Baltimore, MD 21224

> **Re:** **Millennial Media, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Responses dated December 31, 2014 and January 9, 2015**
> **File No. 001-35478**

Dear Mr. Barrett:

We have reviewed your response letters and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 70

1. We have reviewed your discussion of your traditional network self-service business in your letter dated January 9, 2015. Your analysis appears to be based upon an assertion that the deliverable in these arrangements is a campaign and that services your provide, including strategy development, creative development and execution of the campaign, are substantive. However, your response indicates that the targeting options and advertising creative options are more limited for self-service customers. Please further explain the nature and extent of the strategy and creative development services provided to self-service customers.

2. We have reviewed your discussion of your business model in your letter dated December 31, 2014. We have the following additional questions regarding your managed services arrangements. To the extent practicable, please provide quantified information when available:

- We note that your creative services may range from creating an advertisement from scratch to resizing or reformatting a current ad from an advertiser. Please help us better understand the degree to which your arrangements contain substantive creative services such as complete ad creation versus the extent to which your creative services focus on resizing or reformatting ads that have already been substantively created by other parties including advertisers or ad agencies.

- Please help us better understand the extent to which your arrangements contain substantive strategic targeting services that you provide to advertisers. In this regard, it appears that in some arrangements you may provide significant advice in helping advertisers refine various objectives including demographic or geographic information while other arrangements contain repeat orders or contain targeting information that you have not been involved in developing.

- Please tell us the extent to which ad supply is selected for advertisers as a result of additional information gathered on mobile users from your technology. It appears that in some cases information on mobile users generated from publisher sites may be sufficient to select the ad supply that is desired by advertisers while in other circumstances information gathered from your technology is necessary to decide which ad supply to select.

- Please help us better understand the significance of the risk of loss you may have in your arrangements. We note that in some cases creative or strategic services are provided before impressions are delivered or actions are taken. We also note that if a customer stops a campaign before it is completed you may not be able to recapture your costs. Please provide us with details on these costs compared to the amounts you earn on a campaign. For example, on average, do you need to sell a certain percentage of impressions before your costs can be recaptured? Please present your discussion and quantified information on pre-sale activities separately from details on costs incurred after an IO is signed.

- Please tell us to what extent your clients are repeat customers and the difference in the levels of service provided to repeat customers versus new customers.

- Please help us understand the frequency and process by which clients requesting managed service arrangements are redirected to self-service arrangements. For example, are clients explicitly informed that they are being re-directed to a self-service arrangement? What, if any, distinction in services would a re-directed client perceive between services characterized as "managed" versus services characterized as "self?"

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at 202-551-3788 or, Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director